Exhibit 4.2

Services Agreement entered into by and between Carso Global Telecom, S.A.B. de C.V., hereinafter the “Supplier”, represented by C.P. Armando Ibañez Vázquez and Teléfonos de México, S.A.B. de C.V., hereinafter “Telmex”, represented by Lic. Héctor Slim Seade, in accordance with the following recitals and clauses:

RECITALS

1.	The “Supplier” represents that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, 14060 Mexico City.

b)	Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative, organizational, fiscal, legal and advising services for companies.

c)	It has the resources needed for rendering of the services pursuant to this agreement.

2.	“Telmex” represents that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, 06599 Mexico City.

b)	Its corporate purpose is, in general, to build, install, maintain, operate and employ a telephone and telecommunications public network to render the domestic public service of voice, sound, data, text and images signal conduction and domestic and international long distance service and the public service of basic telephony; to provide and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a “sociedad anónima”.

c)	It wishes to obtain the services that the “Supplier” will provide to it, in order to perform its operations in the best possible manner.

CLAUSES

FIRST. The “Supplier” hereby engages to provide “Telmex” consulting and advising services on the management and operation matters specified below:

1.	Evaluation of the senior officers, positions and personnel of “Telmex” and its domestic and foreign subsidiaries;

2.	Revision and, if any, support in the restructuring of labor agreements;

3.	Technical, administrative and financial planning;

4.	Implementation of administrative and operational systems and controls;

5.	Investment planning and negotiation to optimize the profits return from the company’s resources:

a)	Optimizing the design and equipment investments for the telecommunications network.

b)	Analyses and assessment for new investments and acquisitions.

6.	Development of the “Telmex” transformation programs to improve the operative efficiency, modernize and make it grow aggressively, in such a way that it improves and maintains the quality of services as per international standards;

7.	Restructuring of policies regarding tariff, commercial, technical and services issues;

8.	Development of personnel relocation plans;

9.	Support in the management of the “Instituto Tecnológico de Teléfonos de México, S.C.”;

10.	Carrying out, if any, the real estate investment plans to substantially reduce their number and amounts;

11.	Establishment of construction procedures;

12.	Assessment of the alternatives related to the technical and economic studies made for the operation of “Telmex”.

In general, regeneration, reorganizing and restructuring of “Telmex” and its subsidiaries through the planning, performance and supervision of the company’s areas.

The services above described shall be called hereinafter the “Services”.

SECOND. “Telmex” does not delegate to the “Supplier”, in any way, decision-making authority on the company’s management. It remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Officer and/or the Corporate Committees of “Telmex” to make the decisions about the company’s management, without any interference by the “Supplier”.

THIRD. The “Supplier” shall provide the “Services” with its own resources or through such other third parties, provided that in this last case the “Supplier” shall take all the responsibility for the third parties it appoints.

FOURTH. “Telmex” agrees to pay the “Supplier” for the “Services” rendered, a monthly amount equivalent in Mexican pesos of US$1,875,000.00 (ONE MILLION EIGHT HUNDRED SEVENTY FIVE THOUSAND U.S. DOLLARS) plus the corresponding value added tax.

This consideration shall be payable by “Telmex” to the “Supplier” no later than the last business day of every month.

The exchange rate to pay obligations in foreign currency payable in the Mexican Republic published in the “Diario Oficial de la Federación”, shall be used to determine the amount in Mexican pesos to be paid.

If “Telmex” requires additional services not included herein, the “Supplier” shall charge such additional amount as may be agreed by the parties.

The invoice issued by the “Supplier” for any payments made by “Telmex” under the terms of this agreement shall meet the fiscal requirements of the administrative and legal applicable regulations, including the express and separate translation of the value added tax.

FIFTH. The “Supplier” intends to fulfill in good faith and in the best possible manner the obligations assumed hereunder and shall render the “Services” with its own resources or resources from third parties, taking unconditional and strict responsibility in respect to the personnel it appoints for the rendering of the “Services”. Therefore, the “Supplier” shall be the sole responsible party for the labor agreements or any other agreements entered into with such personnel; and, as the case may be, the payment of fees and others labor benefits as well as the contributions to the “Instituto Mexicano del Seguro Social”, “Infonavit”, and the income tax and other tax obligations; from disputes that may arise with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

“Telmex” agrees that upon request of the “Supplier”, it shall grant sufficient mandates to directors, advisors and committee members of the “Supplier” , so that, if necessary, such individuals are able to perform the “Services” on behalf of “Telmex”, provided that there shall not be any labor relationship between such individuals and “Telmex”. The previous paragraph shall apply in respect of the relationship among the “Supplier” and its directors, advisors, and committee members.

SIXTH. This agreement shall enter into force on the signature date and terminate precisely on December 31, 2010.

SEVENTH. All issues related to the validity, construction and enforcement of this agreement, shall be governed by the laws of Mexico, Federal District and applicable Federal laws, and for the resolution of any court procedure that may arise in connection with the same, the parties expressly submit to the competent courts of Mexico City, Federal District, expressly waiving any other jurisdiction by reason of their nationality, address or residence.

This agreement is executed in two counterparts in Mexico City, Federal District on January 1, 2010.

The “Supplier” Carso Global Telecom, S.A.B. de C.V.	“Telmex” Teléfonos de México, S.A.B. de C.V.

/s/ Armando Ibañez Vázquez C.P. Armando Ibañez Vázquez Attorney in fact	/s/ Héctor Slim Seade Lic. Héctor Slim Seade Chief Executive Officer and Attorney in fact

Witness /s/ Francisco Angeles Mayorga C.P. Francisco Angeles Mayorga

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